[LOGO OF Acergy]

               Acergy S.A. Announces Extraordinary General Meeting

London, England - November 17, 2008 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) today announced that its Extraordinary General Meeting (EGM) of shareholders will be held on Thursday December 18, 2008 at 11:00 a.m. local time at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg. All shareholders of record as of November 19, 2008 will be entitled to vote at the meeting.

The purpose of the Meeting is to consider and approve recommendations with respect of stock option plans. Notice of the EGM will be distributed to eligible shareholders no later than November 27, 2008.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:

Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com

www.acergy-group.com

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